Subject to Completion

Preliminary Pricing Supplement dated March 7, 2011

Preliminary Pricing Supplement (To Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and the Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$ CALLABLE FIXED RATE RANGE ACCRUAL NOTES DUE MARCH 31, 2026 E-6454 Principal Amount: US$ Issuer: Barclays Bank PLC Issue Price: Variable Price Re-Offers Series: Global Medium-Term Notes, Series A Payment of Principal: If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any payment due at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. Original Issue Date: March 31, 2011 Original Trade Date: March 28, 2011 Maturity Date: March 31, 2026, subject to Redemption at the Option of the Company (as set forth below). CUSIP: 06738KDX6 Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter. ISIN: US06738KDX63 Business Day: ☒ New York ☒ London ☐ Euro ☐ Other (            ) Business Day Convention:☐ Following ☒ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted Index Business Day: A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price. Interest Rate Type (see Interest Rate Formula below): Day Count Convention (or Fraction): ☒ Fixed Rate ☐ Regular Floating Rate ☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes) ☒ Other (see description in this preliminary pricing supplement)☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252 Initial Interest Rate: [6.50]% per annum Interest Rate Formula: For each Fixed Rate Interest Period: the Initial Interest Rate For each Range Accrual Interest Period, the interest rate per annum will be equal to the sum of: (a) the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor; and

(b)	the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor.

Accrual Factor:	For any Range Accrual Interest Period, the number of Index Business Days in that Range Accrual Interest Period on which the Index Level observed on that Index Business Day is (or is deemed to be) greater than or equal to the Index Barrier, divided by the total number of Index Business Days in that Range Accrual Interest Period. Notwithstanding anything else to the contrary, if the Index is subject to a Market Disruption Event, then the Index Level will equal the Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred.
Rate Cut-Off:	For the Range Accrual Interest Period ending on, but excluding, the scheduled Maturity Date, the Index Level for each of the five Index Business Days prior to the scheduled Maturity Date will be deemed to be greater than the Index Barrier.
Index:	S&P 500® Index (the "Index"). The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "Non Proprietary Indices—Equity Indices—S&P 500® Index" in the Index Supplement.
Index Level:	For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page "SPX <Index>" or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in "Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices" starting on page S-90 of the accompanying prospectus supplement.

Above Barrier Rates and Below Barrier Rates:

For Range Accrual Interest Periods commencing on or after:	Above Barrier Rate (per annum)	Below Barrier Rate (per annum)
March 31, 2012	[6.50]%	[0.00]%
March 31, 2016	[8.00]%	[0.00]%
March 31, 2021	[9.50]%	[0.00]%

Index Barrier:

For Range Accrual Interest Periods commencing on or after:	Index Barrier
March 31, 2012	[1,050]

Fixed Rate Interest Payment Dates:	☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on the last calendar day of each March, June, September and December, commencing on June 30, 2011 and ending on March 31, 2012.
Range Accrual Interest payment Dates:	☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on the fifth Business Day following the Period End Date for the relevant Range Accrual Interest Period, commencing on July 9, 2012; provided, however, that, with respect to the Range Accrual Interest Period ending on, but excluding, the scheduled Maturity Date, the Range Accrual Interest Payment Date shall be the Maturity Date.
Fixed Rate Interest Period:	The first Fixed Rate Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Fixed Rate Interest Payment Date. Each subsequent Fixed Rate Interest Period will begin on, and include, the Fixed Rate Interest Payment Date for the preceding Fixed Rate Interest Period and end on, but exclude, the next following Fixed Rate Interest Payment Date. The final Fixed Rate Interest Period will end on, but exclude, March 31, 2012.
Range Accrual Interest Period:	The first Range Accrual Interest Period will begin on, and include, March 31, 2012 and end on, but exclude, the first Period End Date. Each subsequent Range Accrual Interest Period will begin on, and include, the Period End Date for the preceding Range Accrual Interest Period and end on, but exclude, the next following Period End Date, except that the final Range Accrual Interest Period will end on, but exclude, the scheduled Maturity Date, subject to early redemption pursuant to "Redemption at the Option of the Company" as described below.
Period End Dates:	The last calendar day of each March, June, September and December. The Period End Date for the first Range Accrual Interest Period will be June 30, 2012 (the first Period End Date) and the Period End Date for the final Range Accrual Interest Period will be the scheduled Maturity Date, subject to early redemption pursuant to "Redemption at the Option of the Company" as described below. No adjustment will be made to a Period End Date, notwithstanding that the Period End Date occurs on a day that is not an Index Business Day.
Redemption at the Option of the Company:	We may redeem your Notes, in whole but not in part, at the Redemption Price set forth below, on any Range Accrual Interest Payment Date, provided we give at least five business days' prior written notice to the trustee. If we exercise our redemption option, the Range Accrual Interest Payment Date on which we so exercise will be referred to as the "Early Redemption Date".
Redemption Price:	If we exercise our redemption option on any applicable Range Accrual Interest Payment Date, you will receive on the Early Redemption Date 100% of the principal amount, together with any accrued and unpaid interest to but excluding the Period End Date for the relevant Range Accrual Interest Period.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[•] per $1,000 principal amount, or [•]%, resulting in aggregate proceeds to Barclays Bank PLC of $[•]. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary pricing supplement relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, the index supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant preliminary pricing supplement or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement and the risks described in the “Risk Factors” section begging on page IS-2 of the index supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Index Level / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Index. Instead, the amount of interest payable on the Notes (after the Fixed Rate Interest Periods for which the Initial Interest Rate is payable) for any Range Accrual Interest Period is dependent on whether the Index Level is greater than or equal to the Index Barrier on the Index Business Days during a given Range Accrual Interest Period. For each Index Business Day in a Range Accrual Interest Period on which the Index Level is (or is deemed to be) greater than or equal to the Index Barrier, the applicable Above Barrier Rate will accrue; conversely, for each Index Business Day in a Range Accrual Interest Period on which the Index Level is less than the Index Barrier, the applicable Below Barrier Rate will accrue.

As a result, with the applicable Above Barrier Rate greater than the applicable Below Barrier Rate, if the Index Level is less than the Index Barrier on one or more Index Business Days during a Range Accrual Interest Period, then the interest rate for that Range Accrual Interest Period, and the amount of interest paid on the related Range Accrual Interest Payment Date, will decrease in proportion to the number of Index Business Days in the Range Accrual Interest Period that the Index Level is less than the Index Barrier. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Range Accrual Interest Period. If, on every Index Business Day in a Range Accrual Interest Period, the Index Level is less than the Index Barrier, then you will receive only the applicable Below Barrier Rate for that Range Accrual Interest Period (and as the applicable Below Barrier Rate for that Range Accrual Interest Period is 0% per annum, you would receive no interest payment on the related Range Accrual Interest Payment Date). If the Index Level is less than the Index Barrier on every Index Business Day in every Range Accrual Interest Period, then you will receive only the applicable Below Barrier Rate for each Range Accrual Interest Period (and as the applicable Below Barrier Rate for each Range Accrual Interest Period is 0% per annum, you would receive no interest payments on your Notes throughout all Range Accrual Interest Periods).

•

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Taxes—As discussed in more detail below, your Notes should be subject to the rules governing contingent payment debt instruments. As a consequence of those rules, you will likely be required to include an amount of interest in income in certain periods that is less than the stated interest on your Notes in such periods. Conversely, you will likely be required to include an amount of interest in income in certain periods that exceeds the interest that is due on your Notes for such periods. However, the application of rules governing contingent payment debt instruments to your Notes is unclear, and you should consult your tax advisor as to U.S. federal income tax consequences of investing in the Notes.

PPS–1

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	the dividend rate on the common stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the Fixed Rate Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Range Accrual Interest Payment Date at a per annum interest rate calculated based on the applicable Above Barrier Rate, Below Barrier Rate and Accrual Factor. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Range Accrual Interest Period.

For purposes of these examples, we assume that the Notes are not being redeemed on any applicable Range Accrual Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each Index Business Day during a Range Accrual Interest Period, the Index Level is determined and evaluated relative to the Index Barrier. The amount of interest payable on the Notes for any Range Accrual Interest Period is dependent on the Accrual Factor. The Accrual Factor for any Range Accrual Interest Period is a fraction, where the numerator reflects the number of Index Business Days in that Range Accrual Interest Period on which the Index Level is (or is deemed to be) greater than or equal to the Index Barrier, and the denominator reflects the total number of Index Business Days in that Range Accrual Interest Period.

Step 2: Calculate the annual interest rate for each Range Accrual Interest Payment Date.

For each Index Business Day in a Range Accrual Interest Period on which the Index Level is (or is deemed to be) greater than or equal to the Index Barrier, the applicable Above Barrier Rate will accrue; conversely, for each Index Business Day in a Range Accrual Interest Period on which the Index Level is less than the Index Barrier, the applicable Below Barrier Rate will accrue.

PPS–2

Stated mathematically, the interest rate per annum for any Range Accrual Interest Period will be equal to the sum of:

(a) the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor, and

(b) the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor.

With the applicable Above Barrier Rate greater than the applicable Below Barrier Rate, the maximum possible per annum interest rate for any Range Accrual Interest Period is the applicable Above Barrier Rate for that Range Accrual Interest Period, and the actual interest rate per annum for any Range Accrual Interest Period will decrease in proportion to the number of Index Business Days in the Range Accrual Interest Period that the Index Level is less than the Index Barrier. As a result, the possible per annum interest rate for any Range Accrual Interest Period could potentially be zero. See “Selected Risk Factors—Index Level/Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Range Accrual Interest Payment Date.

For each Range Accrual Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Range Accrual Interest Period by multiplying the annual interest rate determined for that Range Accrual Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Range Accrual Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event a Range Accrual Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Range Accrual Interest Period under different Accrual Factor scenarios. These examples assume the applicable Above Barrier Rate for the Range Accrual Interest Period of 8.00% and the applicable Below Barrier Rate of 0%. The Notes will have quarterly Range Accrual Interest Payment Dates, and interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Index. The specific terms for the Notes will be determined at the time the Notes are priced. Numbers in the table below have been rounded for ease of analysis.

Above Barrier Rate	Number of Index Business Days on which the Index Level is greater than or equal to the Index Barrier	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Interest Payment Amount (per $1,000 Note)[3]
8.00%	90	100.00%	8.00%	2.00%	$20.00
8.00%	60	66.67%	5.33%	1.33%	$13.33
8.00%	30	33.33%	2.67%	0.67%	$6.67
8.00%	0	0.00%	0.00%	0.00%	$0.00

1.	The interest rate per annum is equal to the sum of (a) the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor. For purposes of these examples, the applicable Below Barrier Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the applicable Above Barrier Rate times the applicable Accrual Factor, and no interest will accrue for any Index Business Day during the Range Accrual Interest Period on which the Index Level was less than the Index Barrier.
2.	Effective interest rate equals the interest rate per annum multiplied by the quarterly day count fraction (90/360).
3.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If, on every Index Business Day during the relevant Range Accrual Interest Period, the Index Level is greater than or equal to the Index Barrier, the related Accrual Factor would equal 100%, or 1.0. In this case, the applicable Above Barrier Rate of 8.00% would accrue for every Index Business Day in the Range Accrual Interest Period. As a result, the per annum interest rate for that Range Accrual Interest Period would be equal to the applicable Above Barrier Rate of 8.00%, the maximum per annum interest rate for that Range Accrual Interest Period, and you would receive an interest payment of $20 per $1,000 principal amount of Notes on the related quarterly Range Accrual Interest Payment Date, calculated as follows:

Effective Interest Rate = 8.00% × (90/360) = 2.00%

Interest Payment = $1,000 × 2.00% = $20.00

PPS–3

Example 2: If, on every Index Business Day during the relevant Range Accrual Interest Period, the Index Level is less than the Index Barrier, the related Accrual Factor would equal 0%, or 0.0. In this case, the applicable Below Barrier Rate of 0.00% would accrue for every Index Business Day in the Range Accrual Interest Period. As a result, the per annum interest rate for that Range Accrual Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Range Accrual Interest Payment Date (the interest payment would be $0).

Example 3: If the Index Level is greater than or equal to the Index Barrier on 33.33% of the Index Business Days in the relevant Range Accrual Interest Period, but less than the Index Barrier on the other 66.67% of the relevant Index Business Days, the related Accrual Factor would equal 33.33%, or 0.3333. In this case, the applicable Above Barrier Rate of 8.00% would accrue for 33.33% of the Index Business Days in that Range Accrual Interest Period, while the applicable Below Barrier Rate of 0.00% would accrue for the remaining 66.67% of the Index Business Days in that Range Accrual Interest Period. As a result, the per annum interest rate for that Range Accrual Interest Period would be 3.33%, calculated as follows:

Per Annum Interest Rate = (8.00% × 0.3333) + (0.00% × [1 – 0.3333]) = 3.33%

Based on the per annum interest rate for the relevant Range Accrual Interest Period determined per the above, you would receive an interest payment of $6.67 per $1,000 principal amount of Notes on the related quarterly Range Accrual Interest Payment Date, calculated as follows:

Effective Interest Rate = 3.33% × (90/360) = 0.67%

Interest Payment = $1,000 × 0.67% = $6.67

HISTORICAL INFORMATION

Fluctuations in the level of the Index make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. Fluctuations in the equity markets that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

The following graph sets forth the historical performance of the Index based on the daily Index closing level from August 27, 2003 through March 3, 2011. The Index closing level on March 3, 2011 was 1,330.97.

PPS–4

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Index Business Days during any Range Accrual Interest Period.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS–5

UNITED STATES FEDERAL INCOME TAX TREATMENT

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly. This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield will be. In addition to accruing interest income in accordance with the comparable yield and projected payment schedule, you will be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. It is not entirely clear how, under the rules governing contingent payment debt instruments, the maturity date for debt instruments (such as your Notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your Notes (and we intend to make the computation in such a manner) based on the assumption that your Notes will remain outstanding until the stated maturity date.

For a further discussion of the tax treatment of your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. It is possible that any Form 1099-OID you receive in respect of the Notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

Any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

One consequence of the application of the contingent payment debt instrument rules to your Notes is that you will likely be required to include an amount of interest in income in certain periods that is less than the interest that is due on your Notes in such periods. We expect that this will be the case in 2011 for calendar year taxpayers, and may be the case in later years. Conversely, you will likely be required to include an amount of interest in income in certain periods that exceeds the interest that is due on your Notes for such periods. In the aggregate, if you hold your Notes to maturity, the total amount of income you include should equal the total amount of interest you received.

Because Barclays Capital Inc. plans to offer these Notes to initial purchasers at variable prices, it is possible that you may purchase the Notes for an amount that differs from the “Issue Price” of the Notes for U.S. Federal income tax purposes. The Issue Price of the Notes should be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers or similar persons, or organizations acting in the capacity of distribution agents or wholesalers. You can obtain the Issue Price of the Notes by contacting Structuring, Investor Solutions Americas at (212) 412-1101. If you purchase your Notes for an amount that differs from the Issue Price of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

PPS–6

Alternative Treatments. The application of the rules governing contingent payment debt instruments to your Notes is unclear and the Internal Revenue Service could assert that the tax consequences to you are different than those described above. For example, it is possible that the Internal Revenue Service could assert that our option to redeem the Notes should be taken into account in determining the maturity of the Notes. In such case, it is possible the comparable yield and projected payment schedule in respect of the Notes could be materially different than the one provided to you by us. If our option to redeem the Notes is taken into account in determining the maturity of the Notes, it is also possible that your Notes could be treated as variable rate debt instruments, in which case gain or loss from the sale of the Notes could be capital gain or loss and you would be required to include in income an amount of interest equal to the interest paid on your Notes during your taxable year. The rules applicable to variable rate debt instruments are discussed further under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS–7

US$

BARCLAYS BANK PLC

CALLABLE FIXED RATE RANGE ACCRUAL NOTES DUE MARCH 31, 2026

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010,

PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010 AND THE

INDEX SUPPLEMENT DATED AUGUST 31, 2010)